

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Cristopher T. Weber
Chief Financial Officer
Valaris Limited
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

   Re: Valaris Limited
     Form 10-K for the fiscal year ended December 31, 2021
     Filed on February 22, 2022
     File No. 001-08097

Dear Cristopher T. Weber:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation